300 North LaSalle Street Chicago, Illinois 60654
Dennis M. Myers
To Call Writer Directly: (312) 862-2232	(312) 862-2000	Facsimile: (312) 862-2200
dennis.myers@kirkland.com	www.kirkland.com

October 31, 2013

Via EDGAR Submission and Overnight Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tom Jones

Mary Beth Breslin

Gary Newberry

Kevin Vaughn

Re:	SunEdison Semiconductor, Inc.

Registration Statement on Form S-1

Originally Filed September 9, 2013

File No. 333-191052

Ladies and Gentlemen:

SunEdison Semiconductor, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”), pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 1 to its Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated October 4, 2013, from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Registration Statement on Form S-1 originally filed with the SEC on September 9, 2013, and will be annotated to identify the Staff’s comment to which such changes are intended to address. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have referenced in the Company’s responses the appropriate page number(s) of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Securities and Exchange Commission

October 31, 2013

The Company advises the Staff that the Amendment reflects that, prior to the effective date of the Registration Statement, a Singapore public limited company will become the successor registrant as the ultimate parent company of SunEdison Semiconductor, Inc. The Singapore entity will be known as SunEdison Semiconductor Ltd. The disclosure throughout the Amendment has been revised to reflect a Singapore registrant.

Registration Statement

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company advises the Staff that neither the Company, nor anyone authorized on its behalf, has engaged in any written communications of the type described in the Staff’s comment. In addition, the Company advises the Staff that no research reports of the type described in the Staff’s comment have been published or distributed by any broker or dealer that is participating or will participate in the offering.

Prospectus Cover

2.	Please remove from the front prospectus cover the designation “Joint Book-Running Managers.” If this designation is appropriate for your prospectus, you may include the designation in another section of your document where you can also explain its significance to investors.

Response: In response to the Staff’s comment, the Company has removed the designation “Joint Book-Running Managers” from the front cover of the Prospectus.

Our Company, page 1

3.	We note your disclosure naming your largest customers as Samsung, TSMC and STMicroelectronics. Please tell us the objective criteria you used to determine which customers to highlight in the Summary and whether you have named all of your customers that satisfy these criteria.

Securities and Exchange Commission

October 31, 2013

Response: The Company advises the Staff that each of Samsung, TSMC and STMicroelectronics accounted for more than 10% of the Company’s net sales to non-affiliates in 2012, which was the objective criterion used to determine which customers to disclose in the Prospectus. Those three customers are the only customers of the Company that meet that criterion.

4.	Please provide us objective support for your statements regarding your leadership, market position, market share growth and similar statements throughout the prospectus.

Response: In response to the Staff’s comment, the Company is supplementally providing the Staff with additional information (the “Supplemental Information”) attached as Exhibit A hereto to support the statements in the Prospectus regarding the Company’s leadership, market position, market share growth and similar statements, together with the paper copy of this letter that is being transmitted by overnight courier. The Company requests, pursuant to Rule 418(b) promulgated under the Securities Act (“Rule 418(b)”), that the Staff return the Supplemental Information to the undersigned once the Staff has completed its review. The Supplemental Information is marked to identify the portions that support the disclosure included in the Prospectus.

Structure and Formation of Our Company, page 5

5.	Please revise to indicate the reason why you are undertaking the separation and offering at this time.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 5 and 6 of the Prospectus to indicate why the Company, at SunEdison’s direction, is undertaking the separation and offering at this time.

6.	We note the disclosure that you expect to use a portion of offering proceeds and to incur indebtedness in order to finance a cash payment that you will make to SunEdison upon separation. Expand your summary, and other sections of your document as appropriate, to disclose the nature and amount of the cash payment to SunEdison, as well as the reasons for the payment and your decision to incur significant indebtedness in order to finance the payment. Also, on page 8 and wherever you discuss the use of proceeds from this offering, please quantify the portion of the total consideration you will pay SunEdison with offering proceeds and the portion that will be paid with proceeds from incurring indebtedness.

Response: In response to the Staff’s comment, the Company advises the Staff that the amount of the cash payment to SunEdison is dependent upon the initial public offering price and the number of shares sold in the offering. Therefore, the Company will disclose the amount of the cash payment to SunEdison in an amendment to the Registration Statement that includes a price range. The Company has clarified on pages 5, 6 and 35 of the Prospectus that the cash payment to SunEdison, together with the

Securities and Exchange Commission

October 31, 2013

ordinary shares to be issued to SunEdison, represent the consideration for the transfer by SunEdison of its semiconductor materials business to the Company. In addition, the Company has added disclosure on pages 5 and 66 of the Prospectus to further explain the reasons for entering into the new senior secured term loan and revolving credit facility. The Company has also revised the disclosure on pages 6, 8 and 35 of the Prospectus to specify the portion of the cash consideration to be paid to SunEdison with net proceeds from the offering and the portion to be paid with proceeds from incurring indebtedness under the new senior secured term loan.

7.	Please expand the disclosure in the fifth bullet point to disclose when the third-party debt was incurred and the other information required by instruction 4 to Item 504 of Regulation S-K. Also, given your disclosure on page 117 regarding the services that the underwriters have provided, to the extent the existing debt is held by underwriters or their affiliates please revise to identify the underwriter and specify the amount of offering proceeds that will be used to repay the indebtedness to each underwriter.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 5, 6, 8 and 35 of the Prospectus to specify that the third-party indebtedness that will be repaid using net proceeds from the offering consists of long-term notes with a fixed interest rate of 2.2% owed to a bank by the Company’s Japanese subsidiary. Such indebtedness was incurred more than one year ago, and therefore the Company does not believe that instruction 4 to Item 504 requires the disclosure of when the third-party debt was incurred. The Company advises the Staff that none of such indebtedness is held by or owed to the underwriters of the offering or their affiliates.

Industry and Market Data, page 31

8.	We note the disclaimers in the last two sentences on this page. Please revise the disclosure to remove the disclaimers.

Response: In response to the Staff’s comment, the Company has deleted the disclaimers from the disclosure on page 34 of the Prospectus.

9.	We note the statements and supporting reports identified on page 32. Please provide us with copies of these reports. Where your disclosure cites market and industry data other than the statements supported on page 32, such as in the last paragraph on page 1, throughout page 2, and in the first paragraph on page 50, please provide us with copies of the sources of this data. Clearly mark the relevant sections of the reports that support the data you have included in the prospectus and the page number of your prospectus where such data has been used. Also tell us whether the data was commissioned for use in connection with the registration statement.

Securities and Exchange Commission

October 31, 2013

Response: In response to the Staff’s comment, the Company has submitted to the Staff copies of the supporting reports identified on page 34, as well as the other third-party reports citing market and industry data, on a supplemental basis as Exhibit B hereto, along with the paper copy of this letter that is being transmitted by overnight courier. Such reports contain the relevant excerpts marked to identify the portions that support the disclosure included in the Prospectus. The Company requests, pursuant to Rule 418(b), that the Staff return such reports to the undersigned once the Staff has completed its review. In addition, the Company confirms that none of the reports were commissioned by the Company, nor anyone authorized on its behalf, or prepared in connection with the Prospectus.

Capitalization, page 35

10.	Revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

Response: In response to the Staff’s comment, the Company has deleted the caption relating to cash and cash equivalents from the table on page 37 of the Prospectus.

Unaudited Pro Forma Consolidated Financial Statements, page 39

11.	We note that the pro forma financial statements show the effects of multiple transactions, including the contribution of the capital stock of SunEdison’s semiconductor materials business, borrowings under a new senior secured term loan, a new revolving credit facility and repayment of certain existing third-party indebtedness. Please revise the introductory paragraph to provide a more detailed description of the various transactions reflected in the pro forma presentation. Refer to Rule 11-02(b)(2) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has added disclosure on page 41 of the Prospectus to provide a more detailed description of the transactions reflected in the pro forma presentation.

12.	For each of the transactions for which you are presenting pro forma information, please explain to us why you concluded pro forma presentation is appropriate under Rule 11-01(a) of Regulation S-X.

Securities and Exchange Commission

October 31, 2013

Response: Rule 11-01(a) (7) provides that pro forma information is required when the “registrant previously was a part of another entity and such presentation is necessary to reflect operations and financial position of the registrant as an autonomous entity,” and Rule 11-01(a)(8) of Regulation S-X provides that pro forma information is required when “consummation of other events or transactions has occurred or is probable for which disclosure of pro forma information would be material to investors.” In light of these requirements, the Formation Transactions for which the Company has made pro forma adjustments include the following:

•	The contribution by SunEdison of all of the outstanding capital stock of its subsidiaries that own and operate its semiconductor materials business and all of the assets primarily related to its semiconductor materials business and held by SunEdison to SunEdison Semiconductor Ltd. (“SSL”) in exchange for consideration consisting of ordinary shares and a cash payment of $ million, which consideration is intended to be equal to the value of such capital stock and assets.

•	The settlement of all outstanding intercompany balances and indebtedness (other than ordinary course trade payables) between SunEdison, on the one hand, and SSL and is subsidiaries, on the other hand.

The Financing Transactions for which the Company has made pro forma adjustments include the following:

•	The sale of ordinary shares of SSL in this offering and the use of $ million of the net proceeds therefrom, together with $ million of borrowings under a new senior secured term loan from financial institutions, to fund the cash payment to SunEdison that will serve as a portion of the consideration for the asset transfers contemplated as part of the Formation Transactions.

•	The use of approximately $ million of the net proceeds of the Financing Transactions to repay existing third-party indebtedness that the Company associates with the semiconductor materials business and the retention of approximately $ million as cash on the Company’s balance sheet. The third-party indebtedness consists of long-term notes bearing a fixed interest rate of 2.2% owed to a bank by the Company’s Japanese subsidiary. The notes mature at various times between 2013 and 2017, and the aggregate outstanding principal amount of the notes was $12.4 million as of June 30, 2013.

•	The execution of a new revolving credit facility with financial institutions that will provide the Company with up to $ million of borrowings for working capital purposes.

Securities and Exchange Commission

October 31, 2013

For ease of reference, the Formation Transactions and the Financing Transactions are collectively referred to as the “Transactions.”

The Company believes that the adjustments to its pro forma financial statements to give effect to the Transactions are permitted under Article 11 of Regulation S-X, because they are directly attributable to the offering, are factually supportable and will have a continuing impact on the Company. The Company collectively views the Transactions as a single transaction involving multiple steps, as they are each interdependent on the concurrent completion of all of the other Transactions. The asset transfers, the settlement of all intercompany balances and indebtedness (other than ordinary course trade payables) and the repayment of certain existing third-party indebtedness associated with the semiconductor materials business are each dependent on, and are not separable from, the completion of the offering, the credit facility transactions and the concurrent cash payment to SunEdison. Although the Company has been formed, it will have no material assets and no operations until prior to the completion of the offering. Prior to the completion of the offering, SunEdison will contribute to the Company all of the outstanding capital stock of its subsidiaries that own and operate its semiconductor materials business and all of the assets primarily related to its semiconductor materials business as described in the Registration Statement. In exchange for such contribution, the Company will use net proceeds from the offering together with borrowings under the Company’s new senior secured term loan (i) to repay certain indebtedness associated with the semiconductor materials business, (ii) to pay the commitment fees related to its new revolving credit facility, (iii) to fund a cash payment to SunEdison as partial consideration for the asset transfers and (iv) to retain a sufficient amount of cash on its balance sheet to fund its working capital requirements. In the absence of the asset transfers and offering transactions, the Company would not enter into the new senior secured term loan or the new revolving credit facility. Conversely, SunEdison has indicated to the Company that it will not pursue the majority of the asset transfers or the offering transactions without the execution of the new senior secured term loan, the proceeds of which are necessary to fund the cash payment for the asset transfers, or the execution of the new revolving credit facility, the availability of which is necessary to provide the Company with adequate liquidity following the completion of the offering.

Prior to the time that the Company distributes a preliminary prospectus to potential investors, it will have finalized with SunEdison all of the material terms regarding the asset transfers and the settlement of intercompany balances and indebtedness (other than ordinary course trade payables), as well as the specific amount of the cash payment made by the Company in connection therewith, which will be reflected in a separation agreement as contemplated in the Prospectus. In addition, the Company will obtain legally binding commitment letters from one or more financial institutions relating to both the new senior

Securities and Exchange Commission

October 31, 2013

secured term loan and new revolving credit facility. These commitment letters will include all of the material terms of such credit facilities, including their respective amounts, interest rates and terms and, most importantly, will be conditioned upon the completion of the offering on the terms outlined in the Prospectus. Accordingly, the Company believes that adjustments to the pro forma financial statements giving effect to each of the Transactions are permitted under Article 11 of Regulation S-X because they are directly attributable to the offering, will be factually supportable and will have a continuing impact on the Company.

13.	In order to provide investors with greater insight into the effects of the various transactions for which you are reflecting pro forma information, revise the presentation to separately present each of the significant transactions, including at a minimum, separate columns reflecting each of (1) the spinoff of the semiconductor materials business and (2) the financing transactions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 43, 44 and 45 of the Prospectus. Specifically, the Company has separated the pro forma adjustments into two columns, with one column reflecting the adjustments relating to the Formation Transactions and the other column reflecting the adjustments relating to the Financing Transactions.

Notes to Unaudited Pro Forma Consolidated Financial Statements, page 44

14.	We note your adjustments (2) and (6) presented here regarding the effects of a new five- year term loan. We also note the disclosures on page 64 that state you have no commitment for such loan at this time. Rule 11-02(b)(6) of Regulation S-X requires that pro forma adjustments give effect to events that are factually supportable. Please tell us how you intend to ensure that this adjustment meets the factually supportable criteria prior to requesting effectiveness on this registration statement.

Response: As discussed in the Company’s response to comment 12 above, the Company will obtain legally binding commitment letters from one or more financial institutions pursuant to which such lenders will agree to provide the Company, subject to the terms and conditions set forth therein, with the new senior secured term loan and new revolving credit facility. The commitment letters will provide for the specific terms of each of these facilities, including borrowing availability, interest rates, commitment fees, maturity dates, amortization schedule, use of proceeds, guarantees and security and any financial and other material restrictive covenants. As a result, the Company believes that the pro forma adjustments will be factually supportable at that time. Once the commitment letters are in effect, the Company intends to revise the disclosure on pages 65, 66 and 106 of the Prospectus to indicate the receipt of such commitment letters and the material terms of the credit facilities.

Securities and Exchange Commission

October 31, 2013

15.	If the financing transactions will result in significant changes to your long-term debt, then please disclose the future maturities of pro forma long-term debt in a note to the pro forma statements.

Response: The Company expects that the Financing Transactions will result in significant changes to its long-term debt as reflected in note (6) to the Unaudited Pro Forma Consolidated Financial Statements and as discussed in the Prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparability of Historical Results and Our Relationship with SunEdison—Indebtedness.” In response to the Staff’s comment, the Company has revised note (6) to the Unaudited Pro Forma Consolidated Financial Statements on page 46 of the Prospectus to state that the term loan will mature in five years and the revolving credit facility will mature in three years. The Company advises the Staff that the term loan and revolving credit facility will be the only long-term indebtedness of the Company or its subsidiaries outstanding upon the completion of the offering.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 49

Liquidity, page 63

16.	We note your disclosures here that all of the cash and cash equivalents were held by your foreign subsidiaries. We further note your disclosure on page F-32 that you consider your undistributed earnings of all but one of your foreign subsidiaries to be permanently reinvested. Please revise your discussion of liquidity and capital resources to specifically address in greater detail how the location of the cash (at your foreign subsidiaries) may impact your liquidity. In this regard, discuss the amount of foreign earnings that you do not consider to be permanently reinvested and the related cash amounts at that subsidiary that will be available for use to pay domestic expenses.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 66, 72 and 73 of the Prospectus.

Critical Accounting Policies, page 67

17.	We note your disclosures here regarding your revenue recognition, including your disclosure that you defer revenue when pricing is not fixed or determinable. Please expand your disclosures here to discuss in greater detail the situations in which the pricing may not be fixed or determinable, or situations where significant judgment is necessary to determine if the price is fixed or determinable.

Securities and Exchange Commission

October 31, 2013

Response: The Company has an accounting policy of deferring revenue if all revenue recognition criteria are not met, including those related to pricing that is not fixed or determinable. The Company did not have any sale transactions during the periods presented in the Prospectus where the pricing was not fixed and determinable. The Company included disclosure of its accounting policy with respect to deferred revenue in the event any sale transactions arose in the future meeting those requirements. However, since there were no such applicable sales transactions during the periods presented in the Prospectus, the Company has deleted the disclosure with respect to its deferred revenue accounting policy previously located on pages 69 and F-11 of the Prospectus.

18.	We note your disclosures here regarding your estimates relating to the valuation of inventory. Please expand the disclosures to explain how you develop your “assumptions of future demand and market conditions.” Discuss how accurate your assumptions of future demand and market conditions have been in the past.

Response: In response to the Staff’s comment, the Company has added disclosure on page 70 of the Prospectus. The Company advises the Staff that the Company includes assumptions related to future demand and market conditions in determining its valuation of inventory, including for purposes of adjusting its inventory to the lower of cost or market value. The Company typically has quarterly contracts of short duration (usually three months or less) that provide insight into forward pricing and demand. In addition, the Company’s inventory is typically manufactured to customer specifications and, therefore, manufacturing does not commence until the receipt of a purchase order that includes quantity and pricing information. As a result, the Company believes such assumptions are appropriate when estimating inventory adjustments. The Company has reviewed its inventory estimates versus actual results as of June 30, 2013 and December 31, 2012 and 2011 and notes that its estimates were within $0.2 million of the actual inventory valuation for each of the periods presented. The new disclosure on page 70 of the Prospectus states that the Company has not historically experienced material differences between its estimated and actual inventory valuations.

Market Risk, page 73

19.	Please provide quantitative disclosures about market risk for your foreign currency contracts as required by Item 305(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has added disclosure on page 76 of the Prospectus.

Securities and Exchange Commission

October 31, 2013

Proprietary Information and Intellectual Property, page 84

20.	Please disclose the duration of your material patents.

Response: In response to the Staff’s comment, the Company has added disclosure on page 86 of the Prospectus. The Company’s success and operations are not dependent upon any single patent or group of related patents. As a result, the Company does not believe that the loss or expiration of any single patent or group of related patents would materially affect its business.

21.	Please expand to clarify how you determined which intellectual property will be transferred to you and which will be kept by SunEdison upon separation, and briefly describe the nature of the intellectual property that will be transferred to you.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 86 and 87 of the Prospectus to clarify how SunEdison and the Company determined which intellectual property will be transferred to the Company and which will be kept at SunEdison upon separation, as well as a general description of the intellectual property that will be transferred to the Company.

Certain Relationships and Related Party Transactions, page 99

Tax Matters Agreement, page 101

22.	Please disclose the terms of any tax sharing agreements you have with SunEdison, Inc. with regard to your net operating losses, carryover or carryback items and liability sharing arrangements for open tax examinations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 103 and 104 of the Prospectus to disclose the terms of tax sharing arrangements with SunEdison under the tax matters agreement. The Company confirms that other than the tax matters agreement described in the Prospectus, the Company does not, and will not have upon completion of the offering, any tax sharing agreements with SunEdison.

Description of Capital Stock, page 104

23.	We note your disclosure that the description of capital stock is “subject to the applicable provisions of the DGCL.” This appears to be an inappropriate qualification of your disclosure to state law. Please revise accordingly.

Securities and Exchange Commission

October 31, 2013

Response: As discussed in the introduction to this letter, a Singapore public limited company will become the successor registrant as the ultimate parent company of SunEdison Semiconductor, Inc. prior to the effective date of the Registration Statement. As a result, the section “Description of Capital Stock” has been renamed “Description of Share Capital” and the disclosure has been revised to reflect the Company’s share capital as it will exist upon the completion of the offering. In response to the Staff’s comment, the Company has removed the statement that the description in that section is subject to the provisions of applicable law.

Underwriting, page 115

24.	Please expand the disclosure in the first two paragraphs on page 117 to disclose which underwriters or their affiliates have provided services to SunEdison and disclose the amount of the fees and commissions that they received for their services.

Response: In response to the Staff’s comment, the Company has added disclosure on page 135 of the Prospectus.

25.	To the extent the new senior credit facility that you intend to enter into for purposes of financing the payment to be made to SunEdison upon separation will be with the underwriters or their affiliates, please revise to disclose the terms of the arrangement, including any fees, costs or other amounts payable to the underwriters or their affiliates.

Response: As discussed in the Company’s response to comments 12 and 14 above, prior to the time that the Company distributes a preliminary prospectus to potential investors, the Company intends to obtain legally binding commitment letters from one or more financial institutions pursuant to which such lenders will agree to provide the Company, subject to the terms and conditions set forth therein, with the new senior secured term loan and new revolving credit facility. To the extent the underwriters or their affiliates will be lenders or agents under the new senior credit facility, the Company will update the disclosure in the “Underwriting” section accordingly.

Notes to Audited December 31, 2012 and 2011 Combined Financial Statements, page F-8

Note 2 – Summary of Significant Accounting Policies, page F-9

Contingencies, F-13

26.	Please further clarify your policy in which you record “at least the minimum estimated liability for a loss contingency,” given the requirements of paragraph 450-20-30-1 of the FASB Accounting Standards Codification.

Securities and Exchange Commission

October 31, 2013

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 74 and F-13 of the Prospectus. The Company advises the Staff that the Company interprets the guidance set forth in FASB ASC 450-20-30-1 to mean that the amount of loss to be accrued should be the best estimate within a range of loss. If there is no best estimate within a range, however, then pursuant to the guidance set forth in FASB ASC 450-20-30-1, the low end of the range of the loss should be accrued. As a result, the Company believes that accruing “at least” the minimum of the range is appropriate.

Note 3 - Restructuring, Impairment and Other Charges, page F-14

27.	We note the 2011 restructuring charge includes $182.9 million relating to a purchase obligation that you either cancelled or were not able to fulfill. Please tell us more about how you evaluated the initial charge that you recorded in 2011. Discuss any cancellation terms that existed with the suppliers and provide us with a summary of how the $182.9 million charge was calculated. Explain your basis for recording the charge at that time, citing any authoritative literature you considered in concluding the charge was appropriate. Supplement your discussion with a summary of the events that occurred from the time you determined the $182.9 million charge was appropriate to the time you reached your settlements with Evonik Industries AG and Evonik Degussa SpA.

Response: The Company advises the Staff that the $182.9 million restructuring charge in 2011 specifically relates to the Company’s breach of two multi-year take-or-pay supply agreements (the On-site and Off-site Agreement(s) as defined below) that the Company was a party to with Evonik Industries AG (“Evonik”).

The Company’s polysilicon facility in Italy (shuttered since 2011) uses trichlorosilane (“TCS”) and siliconteracholride technical grade (“STC”) to produce polysilicon. The Company had the objective to secure a capacity for the supply of TCS and STC over a defined period of time. In 2008, the Company entered into a ten-year agreement (the “On-site Agreement”) with Evonik to supply TCS and STC from a plant constructed by Evonik (the “Plant”) adjacent to the Company’s polysilicon manufacturing facility. The Plant commenced operations in April 2011. In 2006, the Company had entered into an eight-year agreement (the “Off-site Agreement”) with Evonik for the supply of TCS. This agreement was called the Off-site Agreement as product was shipped by train to the Company’s polysilicon manufacturing facility in Italy from a Degussa plant outside of Italy. Both agreements provided that Evonik would deliver specified annual quantities of TCS and/or STC and that the Company would be required to take, or pay for, those quantities. In the event quantities were not taken, the Company was obligated to make shortfall payments as specified in the agreements.

In the fourth quarter of 2011, the Company concluded that the polysilicon operations in Italy should be shuttered due to a significant decrease in the market demand and price for polysilicon. This conclusion was based on the severe degradation of the solar industry that began in June 2011 and resulted in a scenario that had the polysilicon operations operating at a loss for an

Securities and Exchange Commission

October 31, 2013

indefinite period of time. During this time period, the Company ceased taking shipment of Evonik’s products and ceased making the required shortfall payments, which constituted a breach of both the On-site and Off-site Agreements. At that time, the Company informed Evonik of its intention to terminate and stop purchasing products under the agreements. This was due to the Company’s forecasted demand for the chemicals produced from Evonik’s on-site and off-site plants being reduced to zero with no potential orders in the foreseeable future due to the shuttering of the polysilicon operations. Evonik expressly rejected this request to terminate the agreements. The agreements provided only Evonik, and not the Company, with the right, but not the obligation, to terminate in the event the Company breached its terms.

In the event Evonik elected to terminate the On-Site Agreement due to the Company’s breach, Evonik was contractually entitled to compensation based on the amortized initial cost of the Plant plus the amortized value of additional capital expenditures and a portion of lost profits. If Evonik did not exercise its right to terminate and the Company had failed to take the minimum quantities, the remedy provided for the Company to pay liquidated damages based on the remaining minimum required purchase quantities through the term of the On-Site Agreement (approximately 275 million Euro). The Off-site Agreement had a similar liquidated damages clause. Based on the amount of the remaining minimum purchase requirements as of December 31, 2011, the liquidated damages, as defined in the Off-site Agreement, were approximately 42 million Euro. At the end of 2011, the Company determined that the probability that Evonik would unilaterally terminate either the On-site Agreement or the Off-site Agreement was remote. Management made this determination after several meetings with Evonik in which it became clear that Evonik had no desire or intention for either party to terminate the agreements.

In evaluating the charges recorded in 2011, the Company considered the guidance in FASB ASC 420 (ASC 420), “Exit or Disposal Cost Obligations,” as well as FASB ASC 450 (ASC 450), “Contingencies,” as it would relate to take-or-pay obligations. The Company concluded that it did not have a unilateral right to terminate the agreements and could not cease having the obligation to purchase TCS and STC and therefore, ASC 420 was not the appropriate guidance. However, the Company concluded that it was probable a loss was incurred due to the take-or-pay component of the agreements in light of the fact that there would be no additional orders placed under the firm commitments as a result of shuttering the polysilicon operations at the Merano, Italy facility. It was probable Evonik would take legal action against the Company in the event a settlement could not be reached between the parties. The amount of loss was also reasonably estimable. Therefore, the Company applied the guidance in ASC 450 to recognize and measure the obligation. The Company’s analysis included estimating probable losses for each of the two agreements, based on factors including: discussions with Company management actively

Securities and Exchange Commission

October 31, 2013

involved with the agreements, consultations with outside legal counsel and evaluation of the specific terms and remedies afforded to Evonik under in the agreements, as well as knowledge obtained from discussions with Evonik. Specifically, in early 2011 Evonik made a non-binding proposal to the Company, where the Company would purchase the Plant and would be released from all obligations under the On-site Agreement, which the Company did not accept. The Company also made various proposals to Evonik during 2011 to amend the terms of the agreements in light of market conditions at that time, but the proposals were not accepted by Evonik.

At the time in the fourth quarter of 2011 when actions were taken to restructure the business and shutter the polysilicon operations, the Company measured the obligation associated with the On-site Agreement by considering the proposal to acquire the Plant previously offered by Evonik. As noted above, the proposal also involved releasing the Company from the take or pay obligations associated with the On-site Agreement. In summary, the Company’s primary interest when evaluating Evonik’s proposal was the release from the take-or pay obligations, rather than the acquisition of the Plant. The Company determined the amount of the non-binding proposal previously offered to be a reasonable estimate of loss given the nature of discussions with Evonik and in contemplation of the Company’s breach of the On-Site Agreement.

With respect to the Off-site Agreement, there were approximately three years remaining when actions were taken to restructure the business and shutter the polysilicon operations in the fourth quarter of 2011. Given the Company’s breach and the lack of willingness on the part of Evonik to terminate this agreement and settle for any amount less than the stated take-or-pay shortfall payment amount, the Company determined that the best estimate of loss was the amount of liquidated damages provided for under the terms of the Off-site Agreement.

In summary, the Company recorded an obligation for the losses for each of the two agreements based on a best estimate given information available as of the reporting date. The loss recorded for the On-site Agreement was $130.4 million, which took into consideration the Plant’s estimated use and related value in the event there was a settlement resulting in the Company assuming control of it. The loss recorded for the Off-site Agreement was $52.5 million.

From the time the Company determined the initial charge was appropriate (in the fourth quarter of 2011) through 2012, the solar industry had continued to deteriorate. Market prices for all solar components continued to decline, and the Company’s liquidity was negatively impacted. The Company continued to make multiple requests of Evonik to terminate the contracts or negotiate a settlement. Finally, after months passed from the time the Company last purchased product from Evonik under the terms of either of the two agreements in 2011, the Company and Evonik mutually agreed to discuss a commercial solution. During 2012, the Company directed its discussions with Evonik to settle the Company’s breach under both agreements. A settlement agreement covering both the On-site Agreement and the Off-site Agreement was executed in September 2012.

Securities and Exchange Commission

October 31, 2013

Based on the facts and circumstances that existed during the period from the fourth quarter in 2011 to the time of settlement, there were no developments that warranted a change in the Company’s estimated losses. While the specific reasons that Evonik decided to settle were not communicated by Evonik, the Company believes the weak solar industry, the financial condition of the Company and the fact that one of the agreements included a Plant located adjacent to the Company’s polysilicon manufacturing operations that have been shuttered contributed to the final settlement.

28.	Further to the above, please tell us more about the $31.7 million gain you recorded in 2012 upon receiving the chlorosilanes plant. Discuss how the provision for the construction and operation of the plant was considered when determining the fiscal year 2011 restructuring charge.

Response: As discussed in response to comment 27 above and disclosed on pages 53 and F-16 of the Prospectus, the Company settled the On-site Agreement and Off-site Agreement with Evonik in September 2012. As part of the negotiated settlement, the Company obtained the Plant from Evonik, which was formally transferred to the Company on December 30, 2012 pursuant to the settlement agreement. The Company’s original estimated loss related to the agreements, which was recorded during the fourth quarter of 2011, took into consideration the possibility that a commercial settlement may involve exchange of consideration from the Company for the release from all future obligations under the terms of the agreements and the receipt of the Plant. Based on information available at the time, however, the Company did not believe the estimated fair value of the Plant to be significant given market conditions and lack of future service potential. Specifically, when determining the amount of the obligation related to the On-Site agreement in the fourth quarter 2011, the Company considered the potential receipt of the Plant as part of a settlement and estimated its value to be the salvage value.

The Plant requires specialized skills to operate and its purpose was to produce specialized base chemicals (TCS and STC) used in the production of polysilicon. There was a small market for these base chemicals at that time. The Company did not possess and had not planned to acquire resources with such specialized skills and, therefore, did not believe there was future service potential for the Plant at the 2011 measurement date. The chemicals produced by the plant were no longer needed as the Company had ceased production of polysilicon due to the shuttering of the Merano, Italy polysilicon facility. It was also determined there were no alternative uses for the chemicals given the unique applications.

Securities and Exchange Commission

October 31, 2013

The shuttering of the polysilicon manufacturing facility in December 2011 placed strains on local and national authorities, the Merano plant trade union, as well as key partners and suppliers, such as Evonik. Given the then current solar wafer and polysilicon pricing (which were at historically low levels), the Company knew that it would need to negotiate significantly reduced electricity, input (material) and labor costs and also potentially require favorable foreign currency movements to enable the polysilicon operations to operate profitably. Efforts by the Company to reduce all of these costs failed on multiple prior occasions as the parties who needed to agree to these concessions were unwilling to do so. It was the Company’s best estimate as of December 31, 2011 that obtaining lower pricing for all of these items and recovery in the solar market for demand of polysilicon in a market with severe overcapacity was remote.

While the Company had no planned or forecasted usage for the polysilicon assets, it had agreed to meet with local government officials and representatives of the trade union because of the Company’s long history in the region. In June 2012, the Company met with both the government and trade union officials to discuss electricity and labor rates, respectively. Meetings with government officials were more favorable than previous meetings and officials demonstrated a willingness to consider several options at reducing electricity prices, which represent approximately 60% of the costs to make polysilicon. Additionally, the trade local union representatives were interested in understanding opportunities that would enable some of the approximate 300 union employees that had lost their jobs to find employment. In a parallel process, the Company negotiated options to settle with Evonik, as described above.

Although there was movement on three particular costs (electricity, labor and raw material costs) during 2012, management believed there was still uncertainty about the future prospects of the operations given continued deterioration in the solar market and the oversupply of polysilicon. As noted above, no agreements with any parties had been reached through the middle of 2012. While discussions were ongoing, the Company dedicated several members of its personnel to study the possibility of converting the polysilicon plant to manufacture electrical grade polysilicon, which can be used in the semiconductor industry. It was determined that while it might be technically possible to convert the operations, it would take a significant amount of time, resources and agreement with all of the parties previously mentioned to achieve significant price reductions.

Securities and Exchange Commission

October 31, 2013

At the time of the settlement with Evonik in September 2012, there was a reasonable amount of progress made with the government and trade union officials and the Company evaluated such information in determining the value of the Plant acquired as part of the settlement. The Company correspondingly recorded the Plant as an asset in the fourth quarter of 2012 when legal title and control over the Plant was obtained. The value was determined using a discounted cash flow model with considerations given to the capacity of the Plant, costs of materials, personnel and other relevant factors based on information available at that time. In addition to these factors, the probability of whether or not the Plant had a future service potential was factored in the estimate of the fair value. Those probabilities had changed since the fourth quarter of 2011 due to the above mentioned favorable progress made on negotiations with government officials, the trade union officials and the termination of the On-site Agreement and Off-site Agreement with Evonik. The fair value of the plant after taking all these assumptions in consideration was determined to be $31.7 million.

Note 8 – Accumulated Other Comprehensive Loss, page F-22

29.	Please provide an analysis of the changes in these components for fiscal year 2011 and 2012.

Response: In response to the Staff’s comment, the Company has provided below an analysis of the changes in each component of accumulated other comprehensive loss for fiscal years 2011 and 2012. Further, the Company advises the Staff that the Comprehensive Income Reclassification standard ASU 2013-02 has been applied prospectively for reporting periods beginning after December 15, 2012 as disclosed on pages F-14, F-22 and F-23 of the Prospectus.

Securities and Exchange Commission

October 31, 2013

(In millions)	Foreign Currency Items	Available-for-sale Securities	Hedging Activities	Pension Plans	Accumulated Other Comprehensive Loss
Balance, December 31, 2010	$(13.2)	$0.2	$—	$(39.1)	$(52.1)
Other comprehensive loss before reclassifications	2.6			(26.8)	(24.2)
Amounts reclassified from accumulated other comprehensive income					—

Net current-period other comprehensive (loss) / income	2.6	—	—	(26.8)	(24.2)

Balance, December 31, 2011	$(10.6)	$0.2	$—	$(65.9)	$(76.3)

In millions	Foreign Currency Items	Available-for-sale Securities	Hedging Activities	Pension Plans	Accumulated Other Comprehensive Loss
Balance, December 31, 2011	$(10.6)	$0.2	$—	$(65.9)	$(76.3)
Other comprehensive loss before reclassifications	(17.5)			(1.4)	(18.9)
Amounts reclassified from accumulated other comprehensive income					—

Net current-period other comprehensive (loss) / income	(17.5)	—	—	(1.4)	(18.9)

Balance, December 31, 2012	$(28.1)	$0.2	$—	$(67.3)	$(95.2)

Note 12 – Income Taxes, page F-32

30.	Please separately present any material components included in the line item “effect of foreign operations (including valuation allowance).” Refer to Rule 4-08(h)(2) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has reviewed Rule 4-08(h)(2) of Regulation S-X and has adjusted the “effect of foreign operations” line item to separately disclose the valuation allowance which exceeds the 5% threshold. The Company has revised the table on page F-32 of the Prospectus to reflect this change.

31.	We note that during the first six months of 2013, you determined that the undistributed earnings of one of your foreign wholly owned subsidiaries would be remitted to the United States in the foreseeable future, but the remaining foreign earnings are considered permanently reinvested. Please explain to us in greater detail the circumstances that occurred in the first six months of 2013 that caused you to change your conclusions regarding the foreign earnings of one of your subsidiaries. Please also provide us with additional details that support your determination that the foreign earnings of the remaining subsidiaries are considered permanently reinvested. In this regard, we note that your domestic entity has incurred significant losses before income taxes while your foreign subsidiaries together have realized significant income before income taxes. Refer to FASB ASC 740-30-25-17 and 18.

Response: The Company advises the Staff that during the first six months of 2013, the Company determined that the U.S. tax attributes associated with a repatriation of the earnings of one foreign subsidiary was favorable as part of the Company’s tax planning strategies to generate foreign tax credits.

Securities and Exchange Commission

October 31, 2013

The Company believes it is appropriate that the foreign earnings of the remaining subsidiaries are considered permanently reinvested. The Company intends to finance its U.S. operations, including its working capital needs, with cash generated from its U.S. operations and borrowings under its new senior secured term loan, as well as borrowings under its new revolving credit facility as needed. As a result, the Company does not expect to repatriate cash earnings from its foreign subsidiaries in order to fund U.S. operations.

Note 13 – Related Party Transaction, page F-35

32.	Please explain the nature of the accounts receivable, affiliate balance of $89.1 million, given that net sales, affiliate in 2012 is $6.8 million. Tell us the terms and manner of settlement for these receivables. Refer to paragraph 850-10-50-1d of the FASB Accounting Standards Codification.

Response: The Company advises the Staff that the accounts receivable, affiliates balance of $89.1 million as of December 31, 2012 includes $75.7 million of affiliate receivables relating to the settlement with SunEdison as described on pages 53, 64 and F-16 of the Prospectus. As disclosed on page F-16 of the Prospectus, SunEdison and the Company agreed to offset this accounts receivable, affiliate balance of $75.7 million during 2013 by reducing the long-term loan from the applicable SunEdison subsidiary by 40 million Euro and reducing accounts payable, affiliate by 17.9 million Euro. As a result, the Company believes it properly classified the affiliate receivables as current assets.

Exhibit 5.1

33.	Please file as an exhibit a dated opinion from counsel.

Response: The Company advises the Staff that, since the Company will be a Singapore public limited company, the Company’s Singapore counsel will provide the opinion to be filed as Exhibit 5.1. Such opinion will be filed as Exhibit 5.1 to an amendment to the Registration Statement.

Securities and Exchange Commission

October 31, 2013

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the registration statement acknowledging the statements set forth in the Staff’s initial comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or, in my absence, Bradley Reed at (312) 862-7351.

Sincerely,

/s/ Dennis M. Myers

Dennis M. Myers

cc:	Shaker Sadasivam

Martin H. Truong

SunEdison Semiconductor, Inc.